Exhibit 99.3

SCHEDULE B
News Release dated March 16, 2012

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 16, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES Q2 2012 RESULTS

CONFIRMS RECONSTITUTED BOARD OF DIRECTORS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, confirmed that its Board of Directors has been reconstituted today, and announced its financial results and research and development update for the quarter ended January 31, 2012.

RECONSTITUTED BOARD OF DIRECTORS

In accordance with the settlement reached with the Concerned Shareholders as announced in its press release of March 14, 2012, the Company announces that its Board of Directors has been reconstituted effective March 16, 2012 and now comprises the following individuals:

  William White

  Robert Verhagen

  Marek Orlowski

  Mario Gobbo

  Jack Kay

  W. Thomas Hodgson

William White was also elected today as Chairman of the Board.

RESULTS FROM OPERATIONS AND RESEARCH AND DEVELOPMENT UPDATE

Three and six month periods ended January 31, 2012 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $9,456,000 and $12,700,000, respectively for the three and six month periods ended January 31, 2012 for a loss per common share of $0.14 and $0.19, respectively. In the comparative three and six month periods ended January 31, 2011, the Company recorded a loss of $2,304,000 and $5,905,000, for a loss per common share of $0.03 and $0.09, respectively.

Revenues
Revenues totaled $1,026,000 and $2,148,000 respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $162,000 (13.6%) and $245,000 (10.2%) when compared to the three and six month periods ended January 31, 2011.

Product revenues totaled $1,026,000 and $2,148,000 respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $136,000 (11.7%) and $119,000 (5.2%) when compared to the three and six month periods ended January 31, 2011. Product revenues were lower across all other products. MonoviscTM and Orthovisc® and Klean-Prep® are facing increased competition and as a result, product revenue decreases are a result of both sales volumes and pricing.

License fees and royalties totaled $nil and $nil respectively for the three and six month periods ended January 31, 2012 and represent a decrease of $26,000 and $126,000 when compared to the three and six month periods ended January 31, 2011. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. On December 1, 2010, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. As a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward. The Company currently does not have any other arrangements in place generating license fees or royalties.

Cost of sales and margins
Cost of sales totaled $413,000 and $869,000 respectively for the three and six month periods ended January 31, 2012 (three and six month periods ended January 31, 2011 were $376,000 and $790,000 respectively). As a percentage of product revenues, cost of sales were 40.3% and 40.5% for the three and six month periods ended January 31, 2012 (three and six month periods ended January 31, 2011 were 32.4% and 34.8% respectively). The lower cost of sales as a percent of product revenue in fiscal 2011 was primarily due to goods sold in the first and second quarter of fiscal 2011 with a cost base of zero.

Research and development
Research and development costs for the three and six month periods ended January 31, 2012 totaled $2,231,000 and $4,342,000 respectively (three and six month periods ended January 31, 2010 were $2,474,000 and $5,320,000 respectively).

Topical Interferon Alpha-2b research and development costs for the three and six month periods ended January 31, 2011 totaled $965,000 and $1,863,000 respectively (three and six month periods ended January 31, 2011 were $891,000 and $2,176,000 respectively). Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b previous clinical programs having been completed.

The Company has concentrated its efforts with respect to Topical Interferon Alpha-2b on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions. In November 2011, the clinical hold was removed by the FDA. On December 22, 2011, the Company announced the filing of clinical trial applications (“CTA’s”) for its planned European Phase III efficacy trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. Most recently, Helix received conditional regulatory authorization for this trial from the United Kingdom’s Medicines and Healthcare Regulatory Authority (“MHRA”). The MHRA granted this authorization, mainly on condition that Helix must submit and receive approval of Topical Interferon Alpha-2b batch release data within approved specifications from Helix’s contract manufacturer’s site in Mississauga, Ontario, as the batch exhibited in the CTA was made at the manufacturer’s former site in Niagara, New York, now closed. Satisfying this request is not expected to pose any technical challenges for Helix as it has already successfully transferred its full manufacturing compounding capabilities to its manufacturer’s Mississauga facility. As well, the MHRA have stated that Helix must submit additional details for their approval in the event Helix wishes to potentially extend the shelf life of its product beyond that which was stipulated in its CTA.

As it relates to obtaining approval from the German regulatory authority pursuant to the December, 2011 CTA filings, such authority, the “BfArM”, has been in contact with Helix and the CTA review process has not been completed as of yet. Helix will report on the BfArM’s decision once finalized.

The Company has been in discussions with Merck with respect to Merck providing strategic partner support for this project in the form of funding. Through its subsidiary Schering Corporation, Merck holds an option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha, including Topical Interferon Alpha-2b. Merck has now advised the Company that they are not in a position to provide such support. This may result in material modifications to the option agreement so as to allow the Company to secure a new strategic partner, including funding support. As well, discussions are ongoing regarding the continued supply of interferon alpha-2b raw material in order to complete the clinical trial program, which may similarly result in material modifications to the option agreement for purposes of securing a new raw material supplier.

DOS47 research and development costs for the three and six month periods ended January 31, 2012 totaled $1,266,000 and $2,479,000 respectively (three and six month periods ended January 31, 2011 were $1,583,000 and $3,144,000 respectively). The L-DOS47 research and development expenditures reflect expenditures associated with the preparation for commencement of a Polish Phase I/II clinical study.

The Company had previously planned to at least initiate a U.S. Phase I study and the Polish Phase I/II study, with patient recruitment to commence this year. More recently, the Company had been planning to commence the Polish Phase I/II clinical study in the current quarter. However, in light of the Company’s current cash resources (see “Liquidity and Capital Resources” below), management believes that the Company will need to review the previous plans for these studies and to implement cost-cutting or cost-deferral measures, or both, pending additional financing. Management is considering a number of possible cost-deferral measures that it plans to present to the Board of Directors for its consideration. Pending the Board’s review, there can be no assurance at this time whether the studies will continue to go ahead as previously planned or at all. Regardless, the Company would still require additional capital in order to see these studies through to completion. Raising sufficient additional capital on a timely basis is not assured.

Also included in research and development costs for the three and six month periods ended January 31, 2012 is stock-based compensation expense of $373,000 and $540,000, respectively (three and six month periods ended January 31, 2011 were $164,000 and $508,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting portion of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

Operating, general & administration
Operating, general and administration expenses for the three and six month periods ended January 31, 2012 totaled $1,368,000 and $2,643,000 respectively (three and six month periods ended January 31, 2011 were $1,369,000 and $2,699,000 respectively). Operating, general and administration expenditures were lower when compared to the three and six month periods ended in January 31, 2011 after taking into account stock-based compensation expense. Stock-based compensation expense for the three and six month periods ended January 31, 2012 is $412,000 and $613,000, respectively (three and six month periods ended January 31, 2011 were $223,000 and $572,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

Special Committee and Settlement Agreement
Special committee and settlement agreement expenses for the three and six month periods ended January 31, 2012 totaled $6,159,000 and $6,405,000 respectively (three and six month periods ended January 31, 2011were $nil and $nil respectively).

On November 16, 2012 the Company announced that its Board of Directors (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to advise the Board with respect to the Company’s annual general meeting (“AGM”) of shareholders, which was held on January 30, 2012 and was contested by a group of dissident shareholders. The Special Committee was also established to deal with matters which were raised by certain shareholders who participated in private placements by the Company in Europe. Court applications related to the AGM were also initiated. A settlement agreement was reached on March 14, 2012 (the “Settlement Agreement”). The expense amount included in the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 and 2011 include, pursuant to the Settlement Agreement, actual expenditures incurred as at March 13, 2012 by the Company, the dissident group and other parties in the court applications (the dissident group and such other parties being, collectively, the “Respondents”), relating to the AGM, and the Special Committee and litigation matters, now settled (the “AGM / Special Committee Matters”), in addition to a provision for future expenditures which the Company deems likely to be paid out and for which costs could be reasonably estimated. Any additional expenditure associated with the Special Committee and Settlement Agreement will be expensed in future quarters

Sales and marketing
Sales and marketing expenses for the three and six month periods ended January 31, 2012 totaled $305,000 and $602,000 respectively (three and six month periods ended January 31, 2011 were $312,000 and $610,000 respectively).

Also included in sales and marketing costs for the three and six month periods ended January 31, 2012 is stock-based compensation expense of $57,000 and $75,000, respectively (three and six month periods ended January 31, 2011 were $22,000 and $61,000 respectively). The increase in stock based compensation expense is associated with the accelerated vesting portion of stock options as a result of the triggering of a change in control as defined in the Company 2010 Equity Compensation Plan.

Interest income
Interest income for the three and six month periods ended January 31, 2012 totaled $35,000 and $79,000 respectively (three and six month periods ended January 31, 2011 were $44,000 and $94,000 respectively). The decrease in interest income in fiscal 2012 reflects lower cash balances.

Foreign exchange gain/loss
Foreign exchange for the three and six month periods ended January 31, 2012 reflects losses of $41,000 loss and $66,000 respectively (three and six month periods ended January 31, 2011 reflect a loss of $8,000 and a gain of $27,000, respectively). Foreign exchange gains and losses result mainly from the sales and purchases that are denominated in currencies other than functional currencies. In addition, they can arise from purchase transactions, as well as recognized monetary financial assets and liabilities denominated in foreign currencies.

Income taxes
As a result of operating losses during the year to date, income tax expense for the three and six month periods ended January 31, 2012 totaled $nil and $nil respectively (three and six month periods ended January 31, 2011 were $333,000 and $336,000 respectively). Fiscal 2011 income taxes were attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and six month periods ended January 31, 2012 totaled $5,693,000 and $7,084,000 respectively, including a net loss of $9,456,000 and $12,700,000 respectively. Cash used in operating activities for the three and six month periods ended January 31, 2011 totaled $874,000 and $3,957,000 respectively, including a net loss of $2,304,000 and $5,905,000 respectively.

Significant adjustments for the three and six month periods ended January 31, 2012 include amortization of capital assets of $174,000 and $348,000 respectively (2011 – $105,000 and $212,000), deferred lease credits of $(6,000) and $(13,000) (2011 – $(6,000) and $(12,000)), stock-based compensation of $842,000 and $1,228,000 respectively (2011 – $409,000 and $1,141,000), foreign exchange loss of $41,000 and $66,000 respectively (2011 – loss of $8,000 and gain of $(27,000) respectively) and changes in non-cash working capital balances related to operations of $2,690,000) and $3,926,000 (2011 – $914,000 and $634,000).

Financing activities
Financing activities for the three and six month periods ended January 31, 2012 totaled $nil and $43,000 respectively (three and six month periods ended January 31, 2011 were $4,000 and $9,461,000 respectively). Financing activities in fiscal 2012 reflect the exercise of stock options while 2011 reflect the net proceeds of $9,457,000 from a private placement as well as $4,000 in proceeds from the exercise of stock options.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2012 totaled $1,000 and $18,000 respectively (three and six month periods ended January 31, 2011 were $71,000 and $80,000 respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

At January 31, 2012, the Company had cash and cash equivalents including cash held in escrow totalling $11,919,000 (July 31, 2011 – $19,044,000). The amount in escrow as at January 31, 2012 was $2,639,000 (July 31, 2011 – $nil). The total number of common shares issued as at January 31, 2012 was 67, 221, 877 (July 31, 2011 – 67,164,934).

In its MD&A dated January 13, 2012, the Company reported that, assuming no materially negative unanticipated changes to planned expenditures and revenues, the Company had sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. Since then, the Company’s costs incurred in connection with the AGM/Special Committee Matters have been substantially higher than originally forecasted, primarily due to higher legal fees, and the Company has had to incur, and will continue to incur, additional costs pursuant to the Settlement Agreement, including reimbursement of the Respondent’s costs in connection with the AGM / Special Committee Matters. The Company has now determined that its cash position of approximately $6,860,000 as at March 15, 2012 is insufficient to meet anticipated cash needs for working capital and capital expenditures, as previously forecasted. The cash reserve amount of $6,860,000 includes the return of $1,567,000 from funds previously placed in escrow but excludes an amount of $1,072,000 which still remains in escrow as at March 15, 2012. Management expects that decisions will need to be made by the New Board regarding cost-deferral or cost-cutting measures, or both, to be taken in order to extend the Company’s cash resources to allow it more time to seek additional financing. Management expects that if no such measures are taken, and the Company’s Polish Phase I/II clinical study for L-DOS47 is commenced in the current quarter as management had previously planned, the Company’s cash resources may not be sufficient to continue operations beyond September 2012, absent sufficient financing before then. Even if cost-cutting and cost-deferral measures are taken with respect to all of the Company’s research and development programs so as to delay them indefinitely, management considers that its current cash resources may be insufficient to continue operations beyond December 2012, again, absent sufficient financing before then. Accordingly, management believes that additional financing is of utmost priority. There can be no assurance, however, that additional financing can be obtained in a timely manner or at all.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from or through other sources, including technology licensing, co-development collaborations, mergers and acquisitions, joint ventures, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products or result in significant dilution to existing shareholders. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including clinical trials, reducing overhead, or monetizing non-core assets, any of which could impair the current and future value of the business or cause the Company to consider ceasing operations and undergoing liquidation.

Given the Company’s conclusion about the insufficiency of its cash reserves, significant doubt may be cast about the Company’s ability to continue operating as a going concern. The continuation of the Company as a going concern for the foreseeable future depends mainly on raising sufficient capital, and in the interim, reducing, where possible, operating expenses (including making changes to the Company’s research and development plans), reducing overhead and the possible disposition of non-core assets, all as to be determined by the New Board.

Summary
The Company’s condensed unaudited interim consolidated statement of financial position as at January 31, 2012 and July 31, 2011, condensed unaudited interim consolidated statement of net loss and comprehensive loss for the three and six month periods ending January 31, 2012 and 2011 and the condensed unaudited interim consolidated statement of cash flows for the three and six month periods ending January 31, 2012 and 2011 are summarized below:

Consolidated Statementsof Net Loss and Comprehensive Loss					Consolidated Statements of Cash Flows (thousand $)
For the three and six month periods ended January 31, 2012 and 2011					For the three and six month periods ended January 31, 2012 and 2011 thousand $, except for per share data
	Three months			Six months		Three months		Six months
	ended January 31		ended January 31			ended January 31		ended January 31
	2012	2011	2012	2011		2012	2011	2012	2011
Revenue:
Product revenue	1,026	1,162	2,148	2,267	Cash provided by (used in):
License fees & royalties	-	26	-	126	Loss for the period	(9,456)	(2,304)	(12,700)	(5,905)
	1,026	1,188	2,148	2,393
					Items not involving cash:
Expenses:					Amortization of capital assets	174	105	348	212
Cost of sales	413	376	869	790	Deferred lease credit	(6)	(6)	(13)	(12)
Research and development	2,231	2,474	4,342	5,320	Stock-based compensation	842	409	1,228	1,141
Operating, general and admin	1,368	1,369	2,643	2,699	Stock-based consideration	22	-	61	-
Sales and marketing	305	312	602	610	Foreign exchange loss (gain)	41	8	66	(27)
Special committee and settlement	6,159	312	6,405	610		1,073	516	1,690	1,314
Foreign exchange loss/(gain)	41	8	66	(27)
	10,517	4,851	14,927	10,002	Change in non-cash
					working capital	2,690	914	3,926	634
Loss before income taxes	(9,491)	(3,663)	(12,779)	(7,609)
Finance income	35	44	79	94	Operating activities	(5,693)	(874)	(7,084)	(3,957)
Income taxes	-	(333)	-	(336)
Gain on sale of license	-	1,336	-	1,336	Financing activities	-	4	43	9,461

Net loss & total comprehensive loss	(9,456)	(2,616)	(12,700)	(6,515)	Investing activities	(1)	(71)	(18)	(80)

					Effect of exchange rate changes	(41)	(8)	(66)	27
Loss per share:					on cash and cash equivalents
Basic & diluted	(0.14)	(0.03)	(0.19)	(0.09)
					Cash and cash equivalents and cash held in escrow:
					Increase/(decrease)	(5,735)	(949)	(7,125)	5,451
					Beginning of the period	17,654	19,525	19,044	13,125
					End of the period	11,919	18,576	11,919	18,576

Consolidated Statement of Financial Position (thousand $) as at:
	Jan-31	Jul-31
	2012	2011

Current assets:
Cash and cash equivalents	9,280	19,044
Cash held in escrow	2,639	-
Accounts receivable	950	1,906
Inventory	505	528
Prepaid and other	286	202
	13,660	21,680
Non current assets	2,361	2,691
Total assets	16,021	24,371

Current liabilities:
Accounts payable	844	1,085
Accrued liabilities	4,372	804
Income tax payable	-	296
Deferred lease credit	25	25
	5,241	2,210
Non current liabilities	35	48
Total liabilities	5,276	2,258

Shareholders' equity	10,745	22,113
Total liabilities and shareholders'equity	16,021	24,371

The Company’s condensed unaudited interim consolidated financial statements and management’s discussion and analysis are being filed with Canadian securities regulatory authorities and with the US Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov, respectively, as well as on the Company’s website at www.helixbiopharma.com. Shareholders have the ability to receive a hard copy of the Company’s unaudited condensed interim consolidated financial statements free of charge upon request.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; sufficiency of the Company’s cash reserves; need for additional financing, cost-cutting and cost-deferral measures; the Company’s plans to initiate clinical studies for L-DOS47; and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; the risk that the Company’s expected timelines for meeting certain objectives may not be met; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; the risk that a new supplier’s interferon alpha-2 may not be acceptable to regulatory authorities; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

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